Exhibit 16.1

February 12, 2015

Securities and Exchange Commission 100 F Street
Washington, DC 20549

Ladies and Gentlemen:

On February 9, 2015, we resigned as the independent registered public accounting firm for eRoomSystem Technologies, Inc. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated February 12, 2015, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

Eide Bailly LLP

www. eidebailly .com

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